

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 22, 2015

Via E-mail
Mr. Sam Backenroth
Chief Financial Officer
Ohr Pharmaceutical, Inc.
800 Third Avenue, 11th Floor
New York, NY 10022

> **Re: Ohr Pharmaceutical, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed December 22, 2014**
> **File No. 001-35963**

Dear Mr. Backenroth:

We have reviewed your April 2, 2015 response to our March 18, 2015 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments.

Business, page 1

1. We note your response to our prior comment 2. However, we do not agree that you have disclosed the requested information. In your future annual report, please expand the disclosure in your Business section to include a discussion of your material patents and patent applications, including the following:

     - Specific products, product groups and technologies to which such patents or patent applications relate;
     - Whether the patents or patent applications are owned or licensed from third parties (please identify the relevant party if they are licensed);
     - Type of patent protection such as composition of matter, use or process;
     - Patent expiration dates and expected expiration dates for pending patent applications;
     - Identification of applicable jurisdictions where patents are issued or where patent applications are pending;

- Contested proceedings and/or third-party claims over any of your patents or patent applications.

Please provide the draft disclosure for your future annual report in your response letter.

Financial Statements
Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies
Goodwill and Intangibles, page F-10

2. Regarding the license rights referred to in our prior comments 9 and 10, you state herein that you amortize the license rights over the remaining life of the patents that you have rights for, and that the current license rights have a remaining life of 16 years. Please explain to us why the remaining life of the related patents is the appropriate amortization period. In your response, tell us the stated term of the license rights and describe for us the relationship of the license rights to the related patents.

3. Please tell us the statement of operations line item where your finite-lived intangible amortization expense is recorded. You disclose on page 22 and F-10 that the amortization is in general and administrative expense but on page F-13 you disclose that the amortization is in research and development expense.

Note 3 – Asset Acquisitions, page F-12

4. Please refer to your response to our prior comments 9 and 10 regarding the intangible assets acquired in the SKS acquisition. You state on page 2 of Form 10-K "The transaction provided Ohr with a proprietary, patent protected, sustained release technology platform under development as well as a pipeline of pre-clinical sustained release drug product candidates…" (emphasis added).
   - Please confirm to us our understanding that the license rights you valued at $17.7 million encompasses the "proprietary, patent protected, sustained release technology platform," and tell us whether and, if so, the nature of other significant intangible assets therein.
     - As the platform, which was under development, appears to have been incomplete at the date of acquisition, please tell us why the license rights is not an intangible asset used in research and development activities and assigned an indefinite life until the completion or abandonment of the associated research and development efforts.
     - If you assert, however, that the platform was complete at the date of acquisition, tell us why that is the case, what the intended use of the license rights was as of that date, and how the license rights have been used since then.
   - Please confirm to us our understanding that the "potential projects using the license rights [that] were at too early a stage to ascribe a fair value to in-process research and

development" referred to in your response represent the "pipeline of pre-clinical sustained release drug product candidates" referred to above. Also, confirm, if true, that you did not ascribe a fair value and record these potential projects as assets because they did not have substance. That is, confirm to us that, at the time of acquisition, there had not been performed research and development activities that constituted more than insignificant efforts and that:

- o   met the definition of research and development under FASB ASC 730-10; and
- o   resulted in the creation of value.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments on the financial statements and related matters. You may contact Alla Berenshteyn, Staff Attorney, at (202) 551-4325 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant